

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

November 25, 2008

<u>Via Facsimile and U.S. Mail</u>

Edward Ricchiuto, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

>   **Re: Allscripts-Misys Healthcare Solutions, Inc.**
>   **Amendment No. 2 to Schedule TO-I**
>   **Filed November 24, 2008**
>   **File No. 005-60145**

Dear Mr. Ricchiuto:

　　　　We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Notice of Change of Control and Offer to Purchase

When does the Change of Control expire, page 2

1. We note your response to comment 2 of our letter dated November 18, 2008; however, we reissue our comment. Please revise to state that in the event of a material change, including a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will

extend the offer period so that at least ten business days remain in the offer, following notice of the change.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions